Alcon Reports Third Quarter 2020 Results

•	Significant recovery in third quarter sales to $1.8 billion drives strong improvement in operating results from the second quarter

•	Momentum in PanOptix and Precision1 driving market share gains

•	Continued progress on strategic initiatives, including separation, SAP implementation, transformation and advancement of our new contact lens manufacturing lines

Geneva, November 10, 2020 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the third quarter and nine months ended September 30, 2020. For the third quarter of 2020, worldwide sales were $1.8 billion, a decrease of 1% on a reported and constant currency basis(2), as compared to the same quarter of the previous year. Third quarter 2020 diluted losses per share were $0.30 and core diluted earnings per share were $0.39.
Third quarter and nine months 2020 key figures

	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Net sales ($ millions)	1,818	1,841	4,838	5,481
Operating margin (%)	(7.1)%	(1.0)%	(12.9)%	(2.2)%
Core operating margin (%)(1)	15.3%	17.4%	10.4%	17.2%
(Loss) per share ($)	(0.30)	(0.14)	(1.28)	(1.16)
Core diluted earnings per share ($)(1)	0.39	0.46	0.63	1.43
"Our third quarter results demonstrate strong performance on the back of solid market recovery as both Ophthalmology and Optometry practices increased their patient flow, particularly in the US. I am pleased with the progress we're making on our strategic initiatives, while managing change in a challenging environment," said David Endicott, Chief Executive Officer.

Mr. Endicott continued, "The investments we have made in our people, culture and infrastructure have gone a long way in building significant organizational resilience. Our innovation is meeting customer and patient needs as evidenced by strong market share gains. We believe we are well positioned to drive top-line growth and create long-term shareholder value as the markets continue to recover."

Third quarter and nine months 2020 results

Worldwide sales for the third quarter were $1.8 billion, a decrease of 1% on a reported and constant currency basis, compared to the third quarter of 2019. Demand for eye care in both franchises rebounded from second quarter levels and outpaced the market recovery due to solid performance of key product initiatives and market share gains.

For the nine months ended September 30, 2020, worldwide sales were $4.8 billion, a decrease of 12%, or 11% on a constant currency basis, compared to the nine months ended September 30, 2019, primarily due to a broad slowdown from the COVID-19 pandemic in the second quarter with substantial recovery in the third quarter.

The following table highlights net sales by segment for the third quarter and nine months of 2020:

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(2)	2020	2019	$	cc(2)

Surgical
Implantables	290	287	1	2	776	872	(11)	(10)
Consumables	526	571	(8)	(8)	1,365	1,710	(20)	(20)
Equipment/other	180	161	12	13	441	488	(10)	(8)
Total Surgical	996	1,019	(2)	(2)	2,582	3,070	(16)	(15)
Vision Care
Contact lenses	517	518	—	(1)	1,348	1,509	(11)	(10)
Ocular health	305	304	—	1	908	902	1	2
Total Vision Care	822	822	—	—	2,256	2,411	(6)	(5)
Net sales to third parties	1,818	1,841	(1)	(1)	4,838	5,481	(12)	(11)
Surgical recovery driven by product initiatives and market recovery
Surgical net sales of $996 million, which include implantables, consumables and equipment/other, decreased 2% on a reported and constant currency basis, compared to the third quarter of 2019. Implantables continued to benefit from the strong adoption and market share gains of PanOptix, partially offset by a decline in monofocal intraocular lenses. Consumables sales declined, reflecting the continued impact of COVID-19, but outperformed market trends in surgical procedures. Equipment/other sales increased, mainly driven by innovation in surgical diagnostics and phaco accessories and by a one-time benefit. For the nine months ended September 30, 2020, Surgical net sales decreased 16%, or 15% on a constant currency basis, compared to the nine months ended September 30, 2019.

Vision Care recovery underway; Precision1 launch gaining momentum
Vision Care net sales of $822 million, which include contact lenses and ocular health, were flat on a reported and constant currency basis, compared to the third quarter of 2019. Strong performance in Precision1, the Company's newest daily SiHy contact lens, Pataday drops for allergy relief and Systane drops for dry eye were offset by declines in other daily disposable lenses, artificial tears and contact lens care. Vision Care net sales for the first nine months of 2020 decreased 6%, or 5% on a constant currency basis, compared to the nine months ended September 30, 2019.

Operating income/loss
Third quarter 2020 operating loss was $129 million, which includes charges of $255 million from the amortization of certain intangible assets, $48 million of separation costs, $61 million of impairment charges and $14 million of transformation program costs. Excluding these and other adjustments, third quarter 2020 core operating income was $279 million. Third quarter core operating margin of 15.3% decreased from last year's core margin of 17.4%. The decrease in core operating margin was due to higher inventory provisions, unabsorbed manufacturing overhead costs and provisions for expected credit losses, partially offset by reductions in discretionary spend. Foreign exchange had a negative 40 bps impact on core operating margin.

Operating loss for the nine months ended September 30, 2020 was $623 million, which includes charges of $772 million from the amortization of certain intangible assets, $181 million of separation costs, $118 million of impairment charges and $34 million of transformation program costs. Excluding these and other adjustments, core operating income for the first nine months of 2020 was $502 million and core operating margin was 10.4% compared to 17.2% for the same period last year. Foreign exchange had a negative 50 bps impact on core operating margin.

Diluted losses/earnings per share (EPS)
Third quarter 2020 diluted losses per share were $0.30. Core diluted earnings per share were $0.39 for the third quarter.

Diluted losses per share for the nine months ended September 30, 2020 were $1.28. Core diluted earnings per share were $0.63 for the nine months ended September 30, 2020.

Increase in authorized shares
Today, the Alcon board approved the issuance of 8 million additional registered shares, nominal value CHF 0.04 per share, in order to fulfill the future vesting of existing and future equity compensation awards. These additional shares will be issued out of the Company’s authorized share capital according to the authority granted by the shareholders at the Company’s Annual General Meeting held on January 29, 2019 and reflected in the Company’s Articles of Incorporation, amended as of November 29, 2019. The Company had 489.2 million shares outstanding as of September 30, 2020. While the transaction will increase the number of shares available for issuance under the Company’s equity compensation plans, there will be no immediate impact on the number of shares outstanding or earnings per share calculations until shares are delivered to plan participants over the course of the next several years. The transaction is expected to close by year-end.

Balance sheet highlights
The Company ended the third quarter with a cash position of $1.4 billion. Financial debts totaled $4.1 billion, including $750 million of senior notes issued in late May 2020. The Company ended the third quarter with a net debt(3) position of $2.7 billion. The Company continues to have $1.0 billion available in its existing revolving credit facility as of November 10, 2020.

Financial Outlook
Due to the uncertain scope and duration of the ongoing COVID-19 outbreak, the Company is unable to provide an estimate for financial results for the full year 2020.

The Company is actively managing working capital, cash flow and expenses and prioritizing capital allocation needs. In addition, the Company is focused on preparing its commercial programs to support the market recovery, including strategically building inventory.

Webcast and Conference Call Instructions

The Company will host a conference call on November 11 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its third quarter 2020 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2020/Alcons-Third-Quarter-2020-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-4)

(1)
Core results, such as core operating margin and core EPS, are non-IFRS measures.  For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.

(2)
Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the prior year and comparing them to prior year values in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

(3)
Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; ability to service its debt obligations; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F and its Form 6-K furnished on May 12, 2020. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property

This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, constant currencies, net (debt)/liquidity, and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss (FVPL), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:

•	the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•	the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Financial tables
Third quarter / nine months 2020 net sales by region

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2020		2019		2020		2019

United States	846	47%	759	41%	2,131	44%	2,275	42%
International	972	53%	1,082	59%	2,707	56%	3,206	58%
Net sales to third parties	1,818	100%	1,841	100%	4,838	100%	5,481	100%

Consolidated income statement (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions except (loss) per share)	2020	2019	2020	2019
Net sales to third parties	1,818	1,841	4,838	5,481
Other revenues	20	27	55	114
Net sales and other revenues	1,838	1,868	4,893	5,595
Cost of net sales	(972)	(900)	(2,778)	(2,747)
Cost of other revenues	(18)	(18)	(50)	(99)
Gross profit	848	950	2,065	2,749
Selling, general & administration	(685)	(717)	(1,957)	(2,133)
Research & development	(216)	(179)	(518)	(492)
Other income	7	17	25	35
Other expense	(83)	(89)	(238)	(278)
Operating (loss)	(129)	(18)	(623)	(119)
Interest expense	(32)	(35)	(93)	(79)
Other financial income & expense	(7)	(11)	(23)	(27)
(Loss) before taxes	(168)	(64)	(739)	(225)
Taxes	21	(2)	113	(340)
Net (loss)	(147)	(66)	(626)	(565)

(Loss) per share
Basic	(0.30)	(0.14)	(1.28)	(1.16)
Diluted	(0.30)	(0.14)	(1.28)	(1.16)

Weighted average number of shares outstanding (millions)
Basic	489.1	488.2	488.9	488.2
Diluted	489.1	488.2	488.9	488.2

Balance sheet highlights

($ millions)	September 30, 2020	December 31, 2019
Cash and cash equivalents	1,409	822
Current financial debts	175	261
Non-current financial debts	3,928	3,218

Free cash flow
The following is a summary of Alcon free cash flow for the nine months ended September 30, 2020 and 2019, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2020	2019

Net cash flows from operating activities	384	574
Purchase of property, plant & equipment	(269)	(314)
Free cash flow	115	260

Net (debt)/liquidity

($ millions)	At September 30, 2020

Current financial debt	(175)
Non-current financial debt	(3,928)
Total financial debt	(4,103)

Less liquidity:
Cash and cash equivalents	1,409
Derivative financial instruments	17
Total liquidity	1,426
Net (debt)	(2,677)

Reconciliation of IFRS to Core Results
Three months ended September 30, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(6)	Core results
Gross profit	848	250	—	4	—	—	14	1,116
Selling, general & administration	(685)	—	—	5	—	—	—	(680)
Research & development	(216)	5	61	—	—	—	5	(145)
Other income	7	—	—	—	—	—	(1)	6
Other expense	(83)	—	—	39	14	12	—	(18)
Operating (loss)/income	(129)	255	61	48	14	12	18	279
(Loss)/income before taxes	(168)	255	61	48	14	12	18	240
Taxes(7)	21	(44)	(8)	(7)	(3)	(2)	(4)	(47)
Net (loss)/income	(147)	211	53	41	11	10	14	193
Basic (loss)/earnings per share	(0.30)							0.39
Diluted (loss)/earnings per share	(0.30)							0.39
Basic - weighted average shares outstanding(8)	489.1							489.1
Diluted - weighted average shares outstanding(8)	489.1							492.0

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(4)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(5)	Includes impact from a pension plan amendment.

(6)
Gross profit primarily includes losses on disposal of property, plant & equipment. Research & development includes amortization of option rights. Other income includes fair value adjustments of financial assets.

(7)
Total tax adjustments of $68 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $408 million totaled $65 million with an average tax rate of 15.9%.

(8)
Core basic earnings per share was calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

Reconciliation of IFRS to Core Results (continued)
Three months ended September 30, 2019

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(2)	Transformation costs(3)	Other items(4)	Core results
Gross profit	950	252	4	—	(31)	1,175
Selling, general & administration	(717)	—	8	—	5	(704)
Research & development	(179)	6	1	—	19	(153)
Other income	17	—	—	—	—	17
Other expense	(89)	—	64	8	2	(15)
Operating (loss)/income	(18)	258	77	8	(5)	320
(Loss)/income before taxes	(64)	258	77	8	(5)	274
Taxes(5)	(2)	(34)	(19)	(2)	7	(50)
Net (loss)/income	(66)	224	58	6	2	224
Basic (loss)/earnings per share	(0.14)					0.46
Diluted (loss)/earnings per share	(0.14)					0.46
Basic - weighted average shares outstanding(6)	488.2					488.2
Diluted - weighted average shares outstanding(6)	488.2					490.6

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)
Gross profit includes $38 million in fair value adjustments of contingent consideration liabilities, partially offset by $7 million in manufacturing sites consolidation activities and integration related expenses for recent acquisitions. Selling, general & administration primarily includes expenses for integration of recent acquisitions. Research & development primarily includes the amortization of option rights and expenses for integration of recent acquisitions and a post-marketing study following a product's voluntary market withdrawal. Other expense primarily includes fair value adjustments of a financial asset.

(5)
Total tax adjustments of $48 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $338 million totaled $58 million with an average tax rate of 17.2%.

Core tax adjustments for discrete items totaled $10 million, primarily related to the re-measurement of deferred tax asset and liabilities following a tax rate change in India and other items.

(6)
Core basic earnings per share was calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

Reconciliation of IFRS to Core results (continued)
Nine months ended September 30, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortiza-tion of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(6)	Core results
Gross profit	2,065	752	57	11	—	—	18	2,903
Selling, general & administration	(1,957)	—	—	14	—	—	—	(1,943)
Research & development	(518)	20	61	—	—	—	(6)	(443)
Other income	25	—	—	—	—	—	(4)	21
Other expense	(238)	—	—	156	34	12	—	(36)
Operating (loss)/income	(623)	772	118	181	34	12	8	502
(Loss)/income before taxes	(739)	772	118	181	34	12	8	386
Taxes(7)	113	(131)	(22)	(31)	(7)	(2)	3	(77)
Net (loss)/income	(626)	641	96	150	27	10	11	309
Basic (loss)/earnings per share	(1.28)							0.63
Diluted (loss)/earnings per share	(1.28)							0.63
Basic - weighted average shares outstanding(8)	488.9							488.9
Diluted - weighted average shares outstanding(8)	488.9							491.7

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(4)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(5)	Includes impact from a pension plan amendment.

(6)
Gross profit includes $23 million losses on disposal of property, plant & equipment partially offset by $5 million in fair value adjustments of contingent consideration liabilities. Research & development includes a $34 million fair value adjustment of a contingent consideration liability, partially offset by $28 million for the amortization of option rights. Other income includes fair value adjustments of financial assets.

(7)
Total tax adjustments of $190 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1,125 million totaled $196 million with an average tax rate of 17.4%.

Core tax adjustments for discrete items totaled $6 million, primarily related to tax expense from the delayed spin of a subsidiary.

(8)
Core basic earnings per share was calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

Reconciliation of IFRS to Core results (continued)
Nine months ended September 30, 2019

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core results
Gross profit	2,749	754	7	—	—	(21)	3,489
Selling, general & administration	(2,133)	—	21	—	—	14	(2,098)
Research & development	(492)	17	3	—	—	39	(433)
Other income	35	—	—	—	—	(1)	34
Other expense	(278)	—	124	13	32	61	(48)
Operating (loss)/income	(119)	771	155	13	32	92	944
(Loss)/income before taxes	(225)	771	155	13	32	92	838
Taxes(6)	(340)	(104)	(37)	(3)	(8)	356	(136)
Net (loss)/income	(565)	667	118	10	24	448	702
Basic (loss)/earnings per share	(1.16)						1.44
Diluted (loss)/earnings per share	(1.16)						1.43
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						489.6

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)	Includes legal settlement costs and certain external legal fees.

(5)
Gross Profit includes $38 million in fair value adjustments of contingent consideration liabilities, partially offset by $17 million in spin readiness costs, manufacturing sites consolidation activities and integration of recent acquisitions. Selling, general & administration primarily includes spin readiness costs and the integration of recent acquisitions. Research & development includes $53 million for the amortization of option rights, post-marketing study following a product's voluntary market withdrawal and the integration of recent acquisitions, partially offset by $14 million in fair value adjustments of a contingent consideration liability. Other income and expense primarily includes spin readiness costs, fair value adjustments of a financial asset and other items.

(6)
Total tax adjustments of $204 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1,063 million totaled $172 million with an average tax rate of 16.2%.

Core tax adjustments for discrete items totaled $376 million, including $301 million in non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform and a $68 million tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, $5 million non-cash tax expense related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.

(7)
Core basic earnings per share was calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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